Exhibit 16.1

15 August 2014

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read Item 4.01 included in the Form 8-K proposed to be dated August 14, 2014 of New Global Energy, Inc.. (NGEY) to be filed with the Securities and Exchange Commission and are in agreement with the statements related to our firm, except that we have 2 substantive disagreements with management with respect to financial statement disclosure and auditing scope, as follows:

1)

NGEY acquired 30.6% of a company Aqua Farming Tech, Inc. (AFT) in early 2013 and another 59.7% in July 2013 (for a total of 90.5% ownership), all through separate individual stock purchases from individual owners of AFT.  There was no overall purchase agreement with AFT.  There was a 'Stock Purchase Agreement' with one of the 2 July 2013 sellers but its only limiting provision was that the 2 sellers must sell concurrently and there were no other purchase terms stated.  Form 8-K says that there were terms in that Stock Purchase Agreement allowing conditions to rescind – we never saw such so we do not agree.  They do have an agreement to terminate with one of the sellers dated 7/3/14.  In it, NGEY declared that the 2 individual stock purchases totaling the 69.7% purchases in July 2013 were rescinded retroactively.

NGEY allegedly contacted SEC regarding the above and requested permission to present the financials as if such 2 individual stock purchases were in fact rescinded retroactively.  They produced their own letter to SEC's Lyn Shenk, Branch Chief, Division of Corporate Finance which stated their fact pattern and requested such permission.  We were told verbally that such permission was granted.  We requested contact information at SEC to verify this permission but were not given it.

2)

After hearing of the above plans to retroactively annul or cancel the latest 2 AFT stock purchases from July 2013, we informed NGEY of the SEC rule still requiring a separate audit of a company where a significant minority ownership is held by a public company where that ownership interest comprised the only significant asset of that public company.  Here, AFT is the only significant operations since early in 2013 and assets of NGEY and NGEY refused to allow us to complete our audit of that subsidiary as a required part of the audit of NGEY for their 2013 Form 10-K.

We believe that we were dismissed 3 days ago as a result of the above.

Sincerely,

MaloneBailey, LLP

Houston, Texas

www.malone-bailey.com